GEOGLOBAL RESOURCES INC .
Head Office: 200, 630 – 4th Avenue SW, Calgary, Alberta T2P 0J9 Canada
Phone: 403-777-9250 Fax: 403-777-9199
December 12, 2005
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	GeoGlobal Resources Inc. File No. 333-129225
Gentlemen:
     The undersigned respectfully requests that the effective date of the above Registration Statement on Form S-3 be accelerated to 10:00 A.M.. (EST) Friday, December 16, 2005 or as soon thereafter as may be possible.

Very truly yours,

GeoGlobal Resources Inc.

By:	/s/ Allan J. Kent Allan J. Kent, Executive Vice President and Chief Financial Officer